1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
October 1, 2020

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Elisabeth Bentzinger, Division of Investment Management

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Bentzinger:

Thank you for your telephonic comments regarding the registration statement on Form N‑1A (the “Registration Statement”) for the Trust with respect to VanEck Vectors Moody’s Analytics IG Corporate Bond ETF (the “Fund”) (formerly VanEck Vectors IG Corporate ETF ), a new series of the Trust, filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on July 2, 2020. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.	Please ensure the Fund’s ticker symbol, once available, is included on EDGAR and in the Fund’s Registration Statement filed under Rule 485(b) of the Securities Act of 1933 (the “Securities Act”).

Response 1.	We hereby confirm that the Fund’s ticker symbol will be updated on EDGAR and in the Fund’s Registration Statement filed under Rule 485(b) of the Securities Act.

PROSPECTUS

Comment 2.
Please revise the Fund’s Investment Objective to state that the Fund “seeks to track, as closely as possible, before fees and expenses, the price and yield performance of the MVIS® Moody’s Analytics® US Investment Grade Corporate Bond Index (the “US IG Index”).” The Staff notes that the current use of “replicate” is confusing given the Fund’s sampling methodology. [(Emphasis added)]

Response 2.	The disclosure has been revised accordingly.

Comment 3.	The Staff requests that the Trust provide fee table and expense example information as a separate correspondence filing in advance of the effective date.

Response 3.	We hereby confirm that the fee table and expense example information was filed via EDGAR as separate correspondence on August 28, 2020.

Comment 4.
Please confirm that the fee waiver will continue for no less than one year from the effective date of the Registration Statement. If not, please delete the applicable line item from the fee table, footnote (b) to the fee table, relevant disclosure in the expense example, and similar disclosure appearing elsewhere in the Registration Statement relating to the fee waiver arrangement.

Response 4.	We hereby confirm that the fee waiver will continue for no less than one year from the effective date of the Registration Statement.

Comment 5.	Please revise the disclosure immediately preceding the “Expense Example” to clarify that the Expense Example applies whether the Shareholder holds or redeems share of the Fund.

Response 5.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 6.	In the “Summary Information—Principal Investment Strategies” section, please clarify if the Fund may invest principally in below investment grade securities as part of its 20% bucket. If so, please refer to such securities as “junk bonds,” disclose the lowest rating in which the Fund may invest and provide corresponding risk disclosure. Please also disclose whether the Fund may invest as part of its principal investment strategies in securities that are in default.

Response 6.
We respectfully acknowledge your comment. The Trust notes that the Fund will not invest principally in below investment grade securities as part of its 20% bucket. Thus, no change has been made in response to this comment.

Comment 7.	Please revise the “Summary Information—Principal Investment Strategies” section to disclose what the US IG Index considers an investment grade rating to be.

Response 7.	The disclosure has been revised as follows: “The US IG Index is comprised of U.S. dollar-denominated corporate bonds issued in the U.S. domestic market that have an investment grade rating based on the bond’s composite rating, which is an average of ratings from various rating agencies.”

Comment 8.	In the “Summary Information—Principal Investment Strategies” section, please disclose any criteria as to maturity and duration that the US IG Index and Fund may use with respect to fixed income securities.

Response 8.	We respectfully acknowledge your comment; however, we believe this level of specificity is more appropriate in the index description section of the Prospectus entitled “MVIS® Moody’s Analytics® US Investment Grade Corporate Bond Index.”

Comment 9.	Please revise the following disclosure to briefly describe the US IG Index’s rules-based methodology, including how the US IG Index provider defines “low risk.” Please add additional detail in the “Additional Information About the Fund’s Investment Strategies and Risk—Principal Investment Strategies” section.

The US IG Index is comprised of bonds issued by both U.S. and non-U.S. issuers that MV Index Solutions GmbH (“MVIS” or the “Index Provider”) determines (i) exhibit a low risk of being downgraded to non-investment grade and (ii) have an attractive valuation based on proprietary credit risk metrics developed by Moody’s Analytics, Inc. (“Moody’s Analytics”).

Response 9.
The “Summary Information—Principal Investment Strategies” section has been revised to clarify that “bonds that the US IG Index provider determines to have the highest probability of being downgraded to non-investment grade, based on proprietary credit risk metrics developed by Moody’s Analytics, are excluded from the US IG Index.” Additionally, the section of the Prospectus entitled “MVIS® Moody’s Analytics® US Investment Grade Corporate Bond Index” includes additional information about the US IG Index.

Comment 10.	Please revise the “Summary Information—Principal Investment Strategies” section to disclose that the US IG Index is created and sponsored by an affiliate of the Fund. Please also disclose the nature of the affiliation.

Response 10.	We respectfully acknowledge your comment. We note that the “Index Provider” section of the Prospectus states that the US IG Index is published by MV Index Solutions GmbH, which is an indirectly wholly owned subsidiary of Van Eck Associates Corporation (the “Adviser”). Thus, no change has been made to the “Summary Information—Principal Investment Strategies” section in response to this comment.

Comment 11.	Please revise the “Summary Information—Principal Investment Strategies” section to explain how components of the US IG Index are weighted.

Response 11.
We respectfully acknowledge your comment; however, we believe this level of specificity is more appropriate in the index description section of the Prospectus entitled “MVIS® Moody’s Analytics® US Investment Grade Corporate Bond Index.” The “MVIS® Moody’s Analytics® US Investment Grade Corporate Bond Index” section of the Prospectus has been revised to explain how components of the US IG Index are weighted.

Comment 12.	Please revise the second paragraph of the “Summary Information—Principal Investment Strategies” section to describe Rule 144A securities. The Staff notes that a description of Rule 144A securities is more appropriate in the “Principal Investment Strategies” section than as corresponding risk disclosure.

Response 12.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 13.	In the “Summary Information—Principal Investment Strategies” section, please change “may” to “will” in the following sentence:

“The Fund may concentrate its investment in a particular industry or group of industries to the extent that the US IG Index concentrates in an industry or group of industries.”

Response 13.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 14.	Please revise the “Summary Information—Principal Investment Strategies” section to disclose that concentration in a sector means that 25% or more of the US IG Index is invested in a particular sector. Please also include disclosure specifying what is meant by “a significant portion.”

Response 14.	We respectfully acknowledge your comment. Pursuant to the Fund’s investment restrictions, the Fund may invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industry. For purposes of risk disclosure, the Trust will include risk disclosure when it deems there to be a significant portion of the Fund’s total assets in any one industry or sector. Therefore, we believe the referenced disclosure is appropriate.

Comment 15.	Please revise the “Principal Risks of Investing in the Fund” section to disclose principal risks associated with investing in a new fund, including that a new fund may have higher expenses and may not grow to scale.

Response 15.	The disclosure has been revised to include the below:

New Fund Risk. The Fund is a new fund, with a limited or no operating history and a small asset base. There can be no assurance that the Fund will grow to or maintain a viable size. Due to the Fund's small asset base, certain of the Fund’s expenses and its portfolio transaction costs may be higher than those of a fund with a larger asset base. To the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some shareholders.

Comment 16.	Please remove “Special Risk Considerations of Investment in European Issuers” from the “Summary Information–Principal Risks of Investing in the Fund” section. The Staff notes that the Fund’s “Principal Investment Strategies” section does not reference investments in European issuers.

Response 16.	We respectfully acknowledge your comment. We note that the “Summary Information–Principal Investment Strategies” section states that the US IG Index is comprised of bonds issued by both U.S. and non-U.S. issuers. Therefore, we believe the referenced disclosure is appropriate.

Comment 17.	Consistent with ADI 2019-08, please order the risks in the “Summary Information–Principal Risks of Investing in the Fund” section based on those risks that are reasonably likely to adversely affect the Fund’s net asset value, yield and total return.

Response 17.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 18.	Please confirm whether “Risks of Investing in Foreign Securities” is appropriate for the Fund. The Staff notes that the securities eligible for inclusion in the US IG Index are U.S. dollar-denominated corporate bonds.

Response 18.	As previously stated in Response 16, we note that the “Summary Information–Principal Investment Strategies” section states that the US IG Index is comprised of bonds issued by both U.S. and non-U.S. issuers. Therefore, we believe the referenced disclosure is appropriate.

Comment 19.	Please revise “Interest Rate Risk” to disclose that interest rates are currently at historic lows. Please also explain the impacts of low interest rates on the Fund’s risk profile.

Response 19.	The disclosure has been revised accordingly.

Comment 20.	Please revise “Liquidity Risk” to clarify that there could be reduced liquidity of an exchange-traded fund’s (“ETF’s”) shares, which could, in turn, lead to a difference between the market price of the ETF’s shares and the underlying value of those shares.

Response 20.	We note that the risks associated with the liquidity of ETF shares are currently disclosed in the “Fund Shares Trading, Premium/Discount Risk and Liquidity of Fund Shares” disclosure.

Comment 21.	Please revise the “Risk of Investing in the Consumer Staples Sector” to include a description of what the consumer staples sector is.

Response 21.	The disclosure has been revised to include the following description: “The consumer staples sector comprises companies whose businesses are less sensitive to economic cycles such as manufacturers and distributors of food and beverages and producers of non-durable household goods and personal products.”

Comment 22.	The Staff notes that significant market events have occurred as a result of the COVID-19 pandemic. Please update “Market Risk” and “Interest Rate Risk” to more clearly address the impact the COVID-19 pandemic has had on global markets, including the Federal Reserve’s policies and actions taken in response to COVID-19.

Response 22.	We respectfully acknowledge your comment. The Trust notes that its “Market Risk” disclosure has recently been updated to note that the securities markets may be affected by pandemics. Furthermore, the “Interest Rate” risk has recently been updated to note the prevailing historically low interest rate environment. We have made further revisions to the risk disclosure to account for the impact of the COVID-19 pandemic.

Comment 23.	Please confirm whether “High Portfolio Turnover Risk” is a principal risk of investing in the Fund. If so, please add corresponding disclosure in the “Principal Investment Strategies” section regarding frequent trading. Please also explain the tax consequences to shareholders of increased portfolio turnover and how the trading costs associated with portfolio turnover may affect the Fund’s performance.

Response 23.	We respectfully acknowledge your comment. The Trust hereby confirms that “High Portfolio Turnover Risk” is a principal risk of investing in the Fund. The risk factor has been revised to include a discussion of the tax consequences to shareholders and how the trading costs associated with portfolio turnover may affect the Fund’s performance. With respect to your comment regarding the “Principal Investment Strategies” section, we believe the referenced disclosure is appropriate.

Comment 24.
Please revise the “Principal Risks of Investing in the Fund—Concentration Risk” section to: (i) disclose that the Fund is concentrated in the financials sector; and (ii) change “may” to “will” in the following sentence: “The Fund may concentrate its investment in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries.” [(Emphasis added)]

Response 24.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. With respect to the first portion of your comment, the Fund’s concentration in the financials sector may change as the US IG Index’s concentration changes. With respect to the second portion of your comment, because the Fund is a passively-managed fund that seeks to track the price and yield performance of an index, we believe that “may” is appropriate.

Comment 25.	Please supplementally identify the broad-based securities market index that the Fund intends to use.

Response 25.	Once the Fund has one calendar year of performance, the Fund intends to include the returns of the Bloomberg Barclays US Aggregate Bond Index as the broad-based securities market index.

Comment 26.	Pursuant to Item 9 of Form N-1A, please include additional disclosure under the “Additional Information About the Fund’s Investment Strategies and Risks—Principal Investment Strategies” section regarding the Fund’s investment strategies that is required to be summarized in the summary section of the prospectus.

Response 26.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 27.	The Staff notes that “Foreign Currency Risk” is currently included in the “Additional Information About the Fund’s Investment Strategies and Risks—Risks of Investing in the Fund” section but is omitted from the “Summary Information—Principal Risks of Investing in the Fund” section. If “Foreign Currency Risk” is a principal risk of investing in the Fund, please include this risk factor as Item 4 disclosure.

Response 27.	We respectfully acknowledge your comment; however, we believe that “Foreign Currency Risk” is an additional risk of investing in the Fund and appropriate as stated.

Comment 28.
Please revise “Passive Management Risk” to state that “[t]he timing of changes in the securities of the Fund’s portfolio in seeking to track the US IG Index could have a negative effect on the Fund.” The Staff notes that the current use of “replicate” is confusing given the Fund’s sampling methodology. [(Emphasis added)]

Response 28.	The disclosure has been revised accordingly.

Comment 29.	The Staff notes that “Shareholder Risk” is currently included in the “Additional Information About the Fund’s Investment Strategies and Risks—Risks of Investing in the Fund” section but is omitted from the “Summary Information—Principal Risks of Investing in the Fund” section. If “Shareholder Risk” is a principal risk of investing in the Fund, please include this risk factor as Item 4 disclosure.

Response 29.	We respectfully acknowledge your comment; however, we believe that “Shareholder Risk” is an additional risk of investing in the Fund and appropriate as stated.

Comment 30.
Please revise “Additional Non-Principal Investment Strategies” section to state that “[t]he Fund will not take temporary defensive positions that are inconsistent with its investment objective of seeking to track the US IG Index.” The Staff notes that the current use of “replicate” is confusing given the Fund’s sampling methodology. [(Emphasis added)]

Response 30.	The disclosure has been revised accordingly and moved to the “Summary Information—Principal Investment Strategies” section.

Comment 31.	Please file the Licensing Agreement between the Adviser and Index provider as an exhibit. The Staff notes that the Licensing Agreement is material contract pursuant to Item 28(h) of Form N-1A.

Response 31.	We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and Index provider falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION (SAI)

Comment 32.	Given the Fund’s significant investment in debt securities, please supplementally explain why “Floating Rate LIBOR Risk” is not a principal risk of investing in the Fund.

Response 32.	We respectfully acknowledge your comment; however, qualifying securities for the US IG Index must have a fixed coupon schedule and there is no current intention to invest principally in floating rate securities as part of the Fund’s 20% bucket.

Comment 33.	With respect to Fundamental Restriction 7, please add an explanatory note to the disclosure confirming that the portfolio will consider the investment of underlying investment companies when determining compliance with the Fund’s concentration policy.

Response 33.	The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy.

Comment 34.	Please revise the Fund’s fundamental investment restriction #7 as follows:

The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry, except that the Fund will invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund tracks concentrates in an industry or group of industries. This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. [(Emphasis added)]

Response 34.	We respectfully acknowledge your comment. With respect to the first portion of your comment, because the Fund is a passively-managed fund that seeks to track the price and yield performance of an index, we believe that “may” is appropriate. With respect to the second portion of your comment, regarding use of the word “track”, the disclosure has been revised accordingly.

Comment 35.	With respect to Fundamental Restriction 7, please add disclosure that the Fund should look through a “private activity” municipal debt security, whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity, in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy.

Response 35.	We note the Staff’s position concerning private activity municipal debt securities as set forth in Investment Company Act Release No. 9785 (May 31, 1977) and will consider it in our review in connection with the Fund’s annual update.

Comment 36.	Please reconcile the last paragraph of the “Investment Restrictions” section of the SAI with the “Additional Non-Principal Investment Strategies” section of the Prospectus. The Staff notes that the current disclosures are inconsistent.

Response 36.	The disclosure has been revised accordingly.

* * * * *

If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai